2460 WEST 26th AVENUE, SUITE 380-C
                             DENVER, COLORADO, 80211

Securities and Exchange Commission
Attn:    Ms. Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Health Care Services
Division of Corporation Finance
Mail Stop 3861
Washington, D.C.  20549                                    April 13, 2010

Re:      Concord Ventures, Inc.
         Form 10-K/A for the Fiscal Year Ended December 31, 2008
         Filed on March 31, 2009

         Form 10-Q/A for the Quarterly Period Ended September 30, 2009 Filed on November 16, 2009

         File No. 0-27055

Dear Ms. Jenkins:

We refer to your comment letter dated March 22, 2010. We would respond to your comments as follows:

Amendment No. 2 Form 10-K for the Fiscal Year Ended December 31, 2008

Item 9A(T). Controls and Procedures
Evaluation of Disclosure Controls and Procedures

1. We note your revised disclosure controls and procedures ("DC&P") in response to comment one of our letter dated February 22, 2010. Please confirm to us that your officers concluded your DC&P, as defined in Exchange Act Rule 13a-15(e), was effective as of December 31, 2008 and September 30, 2009 based on the evaluation of these controls and procedures required by Exchange Act Rule 13a-15(b).

         We hereby confirm to you that as of December 31, 2008 and September 30, 2009 that our disclosure controls and procedures, as defined in Exchange Act Rule 13a-15(e) and that the evaluation of these controls and procedures was done as required by Exchange Act Rule 13a-15(b).

2. In your future DC&P disclosures and, as a required by Item 307 of Regulation S-K, please confirm to us that you will either:

     a) Provide the entire DC&P definition (as it is defined in Exchange Act Rule 13a-15(e)), along with a clear conclusion regarding the effectiveness with respect to each DC&P or, alternatively, a statement that you concluded your DC&P was effective or ineffective, or

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     b)   only include a citation to Exchange Act Rule 13a-15(e)  (i.e. the DC&P definition), along with a statement that you concluded your DC&P was effective or ineffective.

We hereby confirm that in our future filings with the SEC we will proved the entire DC&P definition as defined in Exchange Act Rule 13a-15(e) along with a statement as to the effectiveness or ineffectiveness of our DC&P.

If you require any further information, please do not hesitate to contact us.

Yours sincerely,
For and behalf of
Concord Ventures, Inc.

/s/ David J. Cutler
David J Cutler
President